NEWS RELEASE

Esperanza Announces Disposition of Non-Core Assets

Vancouver, British Columbia – January 14, 2013 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) is pleased to announce that it has entered into an agreement (the “Agreement”) with Pucara Resources Corp. (“Pucara”) in respect of the purchase and sale of certain non-core mineral claims in Peru that comprise the “Pucara Portfolio”.

Pursuant to the terms of the Agreement Pucara will receive the Pucara Portfolio in exchange for the payment of shares in the capital of Pucara and the retention by Esperanza of a 1% net smelter returns royalty on the Pucara Portfolio. On closing of the transaction, Esperanza will own approximately 10% of the outstanding shares of Pucara.

In addition Esperanza will have the right to have a nominee put forward for election to the board of directors of Pucara Resources.  Mr. William Pincus, the Chairman of Esperanza, is proposed as the nominee for Esperanza that will stand for election to the board of directors of Pucara.

Pucara Resources is a privately held company incorporated in the province of British Columbia. Mr. J. Stevens Zuker, a former executive with the Company, is the President and Chief Executive Officer of Pucara Resources.

Greg Smith, President and CEO, commented “The sale of these non-core properties is consistent with our focus on advancing our Esperanza gold project to production. Further, the Company will retain exposure to the Pucara Portfolio through our share position and royalty, while eliminating the need for ongoing expenditures at the properties. Pucara is well funded and led by an experienced and highly accomplished exploration team and we look forward to participating in their success.”

The Pucara Portfolio comprises approximately 14,000 hectares of mineral concessions in Peru. These concessions make up eight projects referred to as Guadalupe, Lourdes, Navidad, Paúcar,  Capricho, Santa Lucía, Santo Tomás and Utcucocha. All eight projects are grassroots exploration stage projects.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Simon Venhuizen

Director, Investor Relations

604-336-8194

Toll Free:  1-866-890-5509

simon@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; the granting of stock options, and expectations regarding future maintenance and capital expenditures, and working capital requirements.  Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and is filed on SEDAR at www.sedar.com.  The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.